SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

November 7, 2024

Messrs.

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Ref.: Agreements with related parties | Modification of the Agreement with YPF Energía Eléctrica S.A.

Dear Sirs,

Pursuant to the provisions set forth by the National Securities Commission, and the terms of Article 73 of Law No. 26,831, as well as ByMA and MAE regulations, we hereby inform that the Audit Committee’s report is available to the shareholders at the registered office of YPF S.A. (the “Company”), located at Macacha Güemes 515, Buenos Aires, in which the Audit Committee issued its opinion, in accordance with the above mentioned regulation, regarding the modification of the agreement entered into between YPF S.A. and YPF Energía Eléctrica S.A. for the supply of natural gas to YPF Energía Eléctrica S.A. and the provision of steam generation services and available capacity power to YPF S.A. generated in the La Plata Cogeneración I Power Plant, considering that the terms and conditions thereof are in accordance with the normal and usual market standards for agreements entered into for similar transactions between independent parties.

Sincerely yours,

Margarita Chun
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 7, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer